Exhibit 99.4

ARGENX SE

ANNUAL GENERAL MEETING 7 MAY 2019

AGENDA

1.   Opening

2.  Report on the 2018 financial year (discussion item)

3.  Explanation of the implementation of the remuneration policy in 2018 (discussion item)

4.  Discussion and adoption of the 2018 annual report and annual accounts:

a.   Discussion of the 2018 annual report (discussion item)

b.   Adoption of the 2018 annual accounts (voting item)

c.   Corporate governance statement (discussion item)

d.   Allocation of losses of the Company in the financial year 2018 to the retained earnings of the Company (voting item)

e.   Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2018 (voting item)

5.   Re-appointment of Donald deBethizy as non-executive director to the board of directors of the Company (voting item)

6.  Approval of the amended argenx option plan (voting item)

7.   Authorization of the board of directors to grant options (rights to subscribe for shares) pursuant to, and within the limits of, the argenx option plan, for a period of 18 months from the annual general meeting (voting item)

8.   Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting, for a period of 18 months from the annual general meeting (voting item)

9.   Authorization of the board of directors to limit or exclude pre-emptive rights regarding an issuance of new shares or grant rights to subscribe for shares pursuant to the authorization referred to under 7. and 8. above for a period of 18 months from the annual general meeting (voting item)

10. Appointment of Deloitte Accountants B.V. as statutory auditor for the 2019 financial year (voting item)

11. Any other business, announcements or questions

12. End of the annual general meeting

All shareholders are requested to attend the meeting.

Breda, 26 March 2019

Board of Directors argenx SE

argenx SE, Willemstraat 5, 4811 AH Breda, the Netherlands
info@argenx.com – www.argenx.com